3Com Corporation
350 Campus Drive
Marlborough, Massachusetts 01752-3064
November 28, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.

Attention:	Mark P. Shuman
David L. Orlic

Re:	3Com Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on October 23, 2007
File No. 000-12867
Dear Mr. Shuman and Mr. Orlic:
     We are submitting this letter in connection with the response submitted on our behalf dated November 15, 2007 by Michael S. Ringler at Wilson Sonsini Goodrich & Rosati (the “Filing”) responding to your letter, dated October 31, 2007 (the “Comment Letter”), addressed to Edgar Masri, President and Chief Executive Officer of 3Com Corporation (the “Company”), relating to the Preliminary Proxy Statement on Schedule 14A filed by the Company pursuant to Section 14(a) of the Securities Exchange Act of 1934.
     Pursuant to the instructions set forth in the Comment Letter, the Company acknowledges to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We would greatly appreciate receiving your response as soon as reasonably practicable. Please do not hesitate to contact me at (508) 323-1010 with any questions.

Very truly yours,
/s/ Neal D. Goldman

Neal D. Goldman Executive Vice President, Chief Administrative and Legal Officer and Secretary

cc:	Edgar Masri, 3Com Corporation
Larry W. Sonsini, Esq., Wilson Sonsini Goodrich & Rosati
Katharine Martin, Esq., Wilson Sonsini Goodrich & Rosati
Michael S. Ringler, Esq., Wilson Sonsini Goodrich & Rosati
Howard S. Glazer, Esq., Ropes & Gray LLP